Exhibit 2.5

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017

Dated as of November 8, 2017

This management’s discussion and analysis (“MD&A”) should be read in conjunction with Aura Minerals Inc.’s (the “Company” or “Aura Minerals”) unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2017 and 2016 and related notes thereto (the “Financial Statements”) which have been prepared in accordance with International Financial Reporting Standards and Interpretations (collectively, “IFRS”). In addition, this MD&A should be read in conjunction with the Annual Information Form (“AIF”) dated March 24, 2017, as well as other information relating to Aura Minerals as filed on the Company’s profile on SEDAR at www.sedar.com. Unless otherwise noted, references herein to "$" are to thousands of United States dollars. References to "C$" are to thousands of Canadian dollars. Tables are expressed in thousands of United States dollars, except where otherwise noted.

This MD&A has been prepared as at November 8, 2017 and provides information that management believes is relevant to assessing and understanding the financial condition of the Company and the results of operations and cash flows for the three and nine months ended September 30, 2017.

The Audit Committee, consisting of three independent directors of the Board of Directors of the Company, has reviewed this MD&A pursuant to its charter and the Board has approved the disclosure contained herein. A copy of this MD&A will be provided to anyone who requests it.

Statements herein are subject to the risks and uncertainties identified in the Risk Factors and Cautionary Note regarding Forward-Looking Information sections of this MD&A.

All mineral resource and mineral reserve estimates included in documents referenced in this MD&A have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). Readers are encouraged to review the AIF and full text of the Company’s continuous disclosure documents. These documents are available on SEDAR and supply further information on the Company’s compliance with NI 43-101 requirements.

1.	BACKGROUND AND CORE BUSINESS

Aura Minerals is a mid-tier gold-copper production company focused on the operation and development of gold and copper projects in the Americas. The Company is listed on the Toronto Stock Exchange under the symbol ORA. The Company’s controlled assets include:

•	The San Andres Gold Mine (“San Andres”) – a 100% interest in an open-pit heap leach gold mine located in the highlands of western Honduras, in the municipality of La Union, Department of Copan, approximately 150 kilometres (“Km”) southwest of the city of San Pedro Sula. The mine has been in production since 1983;

•	The Ernesto/Pau-a-Pique Project (“EPP Project”, “EPP”) – a 100% effective control over the EPP Project located in the southwest of Mato Grosso state, near Pontes-e-Lacerda in Brazil which consists of the following gold deposits: the Lavrinha open-pit (“Lavrinha”), the Ernesto underground deposit, the Pau-a-Pique underground mine (“Pau-a-Pique” or “PPQ”) and the near mine open-pit prospects of Nosde, Japones and Pombihnas. The Company filed a NI 43-101 Feasibility Study on the EPP Project on January 13, 2017;

•	The Sao Francisco Gold Mine (“Sao Francisco”) – a 100% effective control over an open-pit heap leach gold mine located in the southwest of the state of Mato Grosso, Brazil, approximately 560 Km west of Cuiaba, the state capital. The mine has been in production since 2006 however mining was suspended in October 2016 while the Company conducts further exploration work. In conjunction with the exploration activities the Company expects that the processing of fines from previous processing to continue through 2017. With continued exploration activities, the Company will evaluate this work to potentially re-start mining operations;

•	The Aranzazu Copper Mine (“Aranzazu”) – a 100% interest in an open-pit and underground mine operation in the state of Zacatecas, Mexico. In January 2015, the Company announced a suspension of operation at Aranzazu. In May 2015, the operating entity for Aranzazu and a wholly-owned subsidiary of the Company, Aranzazu Holding S.A. de C.V. (“Aranzazu Holding”), filed for administration proceedings in Mexico under the Mexican Federal Court. During the first quarter of 2017, the administration proceedings were effectively terminated. As of the date of this MD&A, Aranzazu is on care-and-maintenance however the Company has conducted extensive work and is evaluating options at Aranzazu to potentially re-start mining operations; and

•	The Serrote da Laje Project (“Serrote”) – a 100% interest in the development-stage copper-gold-iron asset located in the central-southern part of the state of Alagoas, Brazil, approximately 15 Km northwest of the city of Arapiraca. As of the date of this MD&A, Serrote is on care-and-maintenance however the Company is considering options to maximize the value of Serrote.

Sao Francisco and EPP are collectively referred to as the “Brazilian Mines”.

Aura Minerals is focused on responsible, sustainable growth and strives to operate to the highest environmental and safety standards and in a socially responsible manner at all of its operations.

2.	THIRD QUARTER 2017 FINANCIAL AND OPERATING HIGHLIGHTS[1]

	For the three months ended September 30, 2017	For the three months ended September 30, 2016	For the nine months ended September 30, 2017	For the nine months ended September 30, 2016
FINANCIAL DATA
IFRS Measures
Revenue	$39,828	$40,016	$118,977	$111,881
Cost of goods sold	31,882	28,725	96,671	84,985
Depreciation (included in cost of goods sold)	2,529	2,198	8,101	5,845
Gross Margin	7,946	11,291	22,306	26,896
Gross Margin (excluding depreciation)	10,475	13,489	30,407	32,741

Net income (loss)	$4,594	$734	$3,813	$(1,333)

Income (loss) per share - Basic and diluted	$0.14	$0.03	$0.11	$(0.05)

EBITDA	5,499	6,511	16,802	17,977
Non-IFRS Measures
Realized average gold price per ounze1	$1,241	$1,285	$1,174	$1,206

Net realized average gold price per ounze1	$1,290	$1,312	$1,221	$1,206

Cash operating costs per ounce produced1	$902	$881	$863	$869
Cash operating costs per ounce sold1	$914	$852	$874	$853
All-in costs per ounce sold1	$1,206	$1,122	$1,090	$1,045
Total capital expenditures	$3,912	$1,184	$7,415	$2,387
OPERATING DATA
Ore processed (tonnes)	1,923,696	2,511,323	6,078,387	7,283,800
Gold produced (ounces)	34,189	33,457	103,375	93,615
Gold sold (ounces)	32,106	31,142	101,381	92,774

1. A cautionary note regarding non-GAAP measures is included in Section 16 of this MD&A	-3-

•	The Pau-a-Pique mine declared commercial production on August 1, 2017 after achieving certain milestones set by management. Pre-commercial production achieved 2,209 ounces during the second quarter of 2017 and 3,212 ounces during the first nine months of the year; during the third quarter of 2017 Pau-a-Pique reached a total ore mined of 32,846 tonnes and a production of 3,032 ounces. As a result of commercial production, both revenue and operating cost for PPQ are recognized in the condensed interim consolidated statements of loss and comprehensive loss. In addition, the mine development related to PPQ is reclassified to property, plant and equipment and depletion commences.

•	Income of $4,594 or $0.14 per share for the three months ended September 30, 2017 (third quarter) compared to income of $734 or $0.03 per share for the third quarter of 2016;

•	Net sales revenue in the third quarter of 2017 decreased by 0.47% over the third quarter of 2016. Details are as follows:

	For the three months ended September 30, 2017	For the three months ended September 30, 2016	For the nine months ended September 30, 2017	For the nine months ended September 30, 2016
Ounces sold
San Andre	15,311	18,946	62,415	55,105
Brazilian Mines	16,795	12,195	38,966	37,669
Total ounces sold	32,106	31,142	101,381	92,774

Gold sales revenues, net of local sales taxes	$39,828	$40,016	$118,977	$111,881
Average gold market price per oz (London PM Fix)	$1,278	$1,335	$1,251	$1,259
Realized average gold price per ounze[1]	$1,241	$1,285	$1,174	$1,206
Net realized average gold price per ounze[1]	$1,290	$1,312	$1,221	$1,206

The realized average gold price per oz1 and the net realized average gold price per oz1 for the three months ended September 30, 2017 and 2016 in the above table compares to the average market prices (London PM Fix) of $1,278 per oz and $1,335 per oz, respectively.

•	Gold production for the third quarter of 2017 was 2.2% higher than the comparable period of 2016, including the production of Pau a Pique. Gold production and cash operating costs per ounce produced[1] for the three and nine months ended September 30, 2017 and 2016 were as follows:

1. A cautionary note regarding non-GAAP measures is included in Section 16 of this MD&A	-4-

	For the three months ended September 30, 2017		For the three months ended September 30, 2016
	Oz Produced	Cash Operating Costs[1]	Oz Produced	Cash Operating Costs[1]
San Andres	18,479	$1,003	21,350	$815
Brazilian Mines	15,711	783	12,106	997
Total / Average	34,189	$902	33,457	$881

	For the nine months ended September 30, 2017		For the nine months ended September 30, 2016
	Oz Produced	Cash Operating Costs[1]	Oz Produced	Cash Operating Costs[1]
San Andres	62,816	$841	56,406	$833
Brazilian Mines	40,559	897	37,209	925
Total / Average	103,375	$863	93,615	$869

•	Effective January 1, 2017, Lavrinha achieved commercial production. As a result, both revenue and operating costs for Lavrinha are recognized in the condensed interim consolidated statements of loss and comprehensive loss. In addition, the mine development related to Lavrinha is reclassified to property, plant and equipment and depletion commences.

•	During the third quarter of 2017, cash operating costs per ounce produced[1] were 2.4% higher, comparable with the period in 2016 due to higher cost of production at San Andres due to weather conditions (primarily heavy rainfall), offset by lower cost of production from the Brazilian mines.

•	The Company through its wholly-owned Honduran subsidiary entered into a $7.0 million loan agreement with Banco Atlántida in the second quarter of 2017 for investment capital for the development of the phase 6 heap leach project and drew down $4.0 million. In October 2017 the Company drew down the balance of the loan. The loan bears an annual interest rate of 7.3 % with a grace period of one year and a maturity date on June 15, 2023.

•	The Company obtained a $9.0 million loan (the “Facility”) from Auramet International LLC (“Auramet”) on January 27, 2017. The proceeds from the Facility were used for the full repayment on the remaining balance of the previous gold loan and for working capital requirements. The gold loan was repaid using ounces purchased at an average price of $1,179 per ounce of gold. The principal payment on the Facility is equal to 30 bi-weekly installments of $300 commencing on May 5, 2017. The Facility may be repaid at any time with no early repayment penalties. The Company is required to maintain a cash and cash equivalent balance of $3,000;

•	The Company, through its wholly-owned Brazilian subsidiary, Mineracao Apoena, S.A., entered into a $3,162 loan agreement with Banco ABC Brasil S.A. (“ABC Bank”) for working capital requirements during the first quarter of 2017. The loan bears an annual interest rate of 5.38%. with a grace period of one year and a maturity date on July 31, 2019.

1. A cautionary note regarding non-GAAP measures is included in Section 16 of this MD&A	-5-

3.	REVIEW OF MINING OPERATIONS AND DEVELOPMENT PROJECTS

San Andres, Honduras

The table below sets out selected operating information for San Andres for the three and nine months ended September 30, 2017 and 2016:

	For the three months ended September 30, 2017	For the three months ended September 30, 2016	For the nine months ended September 30, 2017	For the nine months ended September 30, 2016

Ore mined (tonnes)	1,537,568	1,678,249	4,897,809	4,680,324
Waste mined (tonnes)	1,341,972	1,608,470	3,823,893	3,994,830
Total mined (tonnes)	2,879,541	3,286,719	8,721,701	8,675,154

Waste to ore ratio	0.87	0.96	0.78	0.85

Ore plant feed (tonnes)	1,529,448	1,686,725	4,944,789	4,619,219
Grade (g/tonne)	0.37	0.45	0.39	0.46
Recovery (%)	101.9%	87.8%	100.6%	83.5%

Production (ounces)	18,479	21,350	62,816	56,406
Sales (ounces)	15,311	18,946	62,415	55,105

Cash operating cost per ounce of gold produced[1]	$1,003	$815	$841	$833

Total ore and waste mined during the third quarter of 2017, was 12% lower than during the same quarter of 2016. Ore mined was 8% lower compared with third quarter last year due to excessive rainfall. A total of 875 mm was received in the third quarter of 2017 compared 586 mm total rainfall for the third quarter of 2016. Additionally, production was affected by the Honduran state power company, Empresa Nacional de Energia Electrica (ENEE), electric power voltage fluctuations and an interruption due to a landslide caused by excessive rain which damaged the transmission lines. Waste mined was 17% lower compared with same quarter of 2016 due to cancellation of some waster shifts during storm events.

Gold production at San Andres in the third quarter of 2017, decreased by 13% over the same period of 2016 primarily due to ore grade from the mine which was 17% lower than third quarter of 2016 and dilution of the leach solution caused by excess rainfall. Cash operating cost per ounce of gold produced in the third quarter of 2017 increased by 23% over the comparable period in 2016 because of higher cost of water treatment, higher costs for pumping and lower production.

1. A cautionary note regarding non-GAAP measures is included in Section 16 of this MD&A	-6-

Sao Francisco, Brazil

The table below sets out selected operating information for Sao Francisco for the three and nine months ended September 30, 2017 and 2016:

	For the three months ended September 30, 2017	For the three months ended September 30, 2016	For the nine months ended September 30, 2017	For the nine months ended September 30, 2016

Ore mined (tonnes)	-	502,691	-	1,844,471
Waste mined (tonnes)	-	7,986	-	202,164
Total mined (tonnes)	-	510,677	-	2,046,635

Waste to ore ratio		0.02		0.11

Ore plant feed (tonnes)	45,890	824,597	302,669	2,664,581
Grade (g/tonne)	0.55	0.51	0.65	0.52
Recovery (%)	175.5%	89.8%	136.0%	83.9%

Production (ounces)	1,416	12,106	8,561	37,209
Sales (ounces)	1,589	12,195	8,929	37,669

Cash operating cost per ounce of gold produced1	$1,368	$997	$859	$925

Mining at Sao Francisco was suspended in October 2016 while the Company conducts further exploration work. The processing plant continued through the fourth quarter of 2016 and fines recovery from tailings was expected to extend through 2017. As a result, total plant feed and ounces produced during this period of 2017 were lower than the comparable period in 2016.

During the third quarter of 2017, the fines recovery project was paralyzed due to low performance and cost evaluation. The following production will be from the remnant gold at the leaching piles

Up to September 30 of 2017, the ounces produced were 8,561 with a cash operating cost per ounce produced of $859.

The Company continues with its exploration activities at Sao Francisco in order to evaluate a re-start of the mine and plant.

1. A cautionary note regarding non-GAAP measures is included in Section 16 of this MD&A	-7-

EPP Project: Lavrinha, Brazil

The table below sets out selected operating information for Lavrinha for the three and nine months ended September 30, 2017 and 2016.

	For the three months ended September 30, 2017	For the three months ended September 30, 2016	For the nine months ended September 30, 2017	For the nine months ended September 30, 2016

Ore mined (tonnes)	404,558	-	977,156	-
Waste mined (tonnes)	1,631,452	-	4,630,142	-
Total mined (tonnes)	2,036,010	-	5,607,298	-

Waste to ore ratio	4.03		4.74

Ore plant feed (tonnes)	316,374	-	743,899	-
Grade (g/tonne)	1.18	-	1.15
Recovery (%)	94.0%		93.6%

Production (ounces)	11,263	-	25,755	-
Sales (ounces)	11,060	-	23,456	-

Average cash cost per ounce of gold produced1	$636		$757

Lavrinha open pit mine commenced commercial production on January 1, 2017 after achieving milestones set by management.

During the third quarter ended in September 30 of 2017, Lavrinha mine produced 404,558 tons of ore. The grade was 1.18 and the total ounces produced was 11,263. Total tonnes moved during the quarter was 2,036,010.

1. A cautionary note regarding non-GAAP measures is included in Section 16 of this MD&A	-8-

EPP Project: Pau-a-Pique, Brazil

	For the three months ended September 30, 2017	For the three months ended September 30, 2016	For the nine months ended September 30, 2017	For the nine months ended September 30, 2016

Ore mined (tonnes)	32,846	-	91,211	-
Waste mined (tonnes)	12,927	-	30,889	-
Total mined (tonnes)	45,773	-	122,100	-

Waste to ore ratio	0.39		0.34

Ore plant feed (tonnes)	31,985	-	87,030	-
Grade (g/tonne)	3.14	-	2.39
Recovery (%)	94.0%		93.5%

Production (ounces)	3,032	-	6,243	-
Sales (ounces)	4,146	-	6,582	-

Average cash cost per ounce of gold produced1	$1,060		$1,527

The Pau-a-Pique – underground mine primary development started in December 2016. The mine started to produce saleable product in January 2017 and commenced commercial production on August 1, 2017 after achieving certain milestones set by management. During the third quarter of 2017 Pau-a-Pique reached a total ore mined of 32,846 tonnes and production of 3,032 ounces.

Development Projects

As at the date of this MD&A, the Company’s Aranzazu mine and Serrote project remain on care-and-maintenance. The Company has conducted extensive work at Aranzazu and is evaluating options to potentially re-start mining operations and the Company is considering options to maximize the value of Serrote.

4.	OUTLOOK AND STRATEGY

Aura Minerals’ future profitability, operating cash flows and financial position will be closely related to the prevailing prices of gold and copper. Key factors influencing the price of gold and copper include, but are not limited to, the supply of and demand for gold and copper, the relative strength of currencies (particularly the United States dollar) and macroeconomic factors such as current and future expectations for inflation and interest rates. Management believes that the short-to-medium term economic environment is likely to remain relatively supportive for commodity prices but with continued volatility. In order to decrease risks associated with commodity prices and currency volatility, the Company will continue to evaluate and implement available protection programs. For additional information on this, please refer to the AIF.

Other key factors influencing profitability and operating cash flows are production levels (impacted by grades, ore quantities, process recoveries, labour, plant and equipment availabilities) and production and processing costs (impacted by production levels, prices and usage of key consumables, labour, inflation, and exchange rates).

1. A cautionary note regarding non-GAAP measures is included in Section 16 of this MD&A	-9-

The Company’s production and cash cost per oz1 updated guidance for 2017 is detailed below:

	Ounces produced		Cash operating costs per ounce produced[1]		Capital expenditures ($'000)
Gold Mines	Low	High	Low	High	Low	High
San Andres	80,000	90,000	800	850	8,000	10,000
Sao Francisco	8,500	9,000	900	960	-	-
EPP Project	42,000	50,000	850	1,000	1,000	2,000
Total	130,500	149,000	823	907	9,000	12,000

5.	RESULTS OF OPERATIONS

For the three months ended September 30, 2017, the Company recorded a net income of $4,594 compared to net income of $734 for the three months ended September 30, 2016. Details of revenues, cost of goods sold and gross margin are presented below:

	For the three months ended September 30, 2017	For the three months ended September 30, 2016	For the nine months ended September 30, 2017	For the nine months ended September 30, 2016
Revenues:
San Andres	$18,486	$23,926	$73,465	$65,139
Brazilian Mines	21,342	16,090	45,512	46,742
	39,828	40,016	118,977	111,881
Cost of Production:
San Andres	14,422	15,148	51,708	45,936
Brazilian Mines	14,931	11,379	36,862	33,204
	29,353	26,527	88,570	79,140
Depletion and Amortization:
San Andres	137	2,190	4,274	5,773
Brazilian Mines	2,392	8	3,827	72
	2,529	2,198	8,101	5,845
Gross Margin:
San Andres	3,927	6,588	17,483	13,430
Brazilian Mines	4,019	4,703	4,823	13,466
	7,946	$11,291	$22,306	$26,896
Ounces sold :
San Andres	15,311	18,946	62,415	55,105
Brazilian Mines	16,795	12,195	38,966	37,669
	32,106	31,142	101,381	92,774
Cash operating costs per ounce sold1
San Andres	$942	$800	$828	$834
Brazilian Mines	889	933	946	881
	$914	$852	$874	$853
Depletion and amortization per ounce sold1
San Andres	$9	$116	$68	$105
Brazilian Mines	142	1	98	2
	$79	$71	$80	$63
Cost of goods sold per ounce sold1
San Andres	$951	$915	$896	$938
Brazilian Mines	1,031	934	1,044	883
	$993	$922	$954	$916

1. A cautionary note regarding non-GAAP measures is included in Section 16 of this MD&A	-10-

Revenues

Gold sales revenue for the third quarter of 2017 decreased by 0.47% compared to the same period in 2016. The decrease in gold sales revenue is attributable to a 3.1% increase in volumes of gold sold during the quarter offset by a 3.4% decline in the realized gold price per ounce. The increase in gold sales volumes is mainly due to the higher production and sales from the Brazilian mines.

Cost of Goods Sold

Total cost of goods sold from San Andres during the third quarter of 2017 decreased by 4.8% in comparison to the same period in 2016 due to lower production. During the third quarter of 2017, cash operating cost per ounce sold1 was higher by 17.8% than the comparable period in 2016 due to a 19.2% decrease in the sales volume.

Total cost of production for the Brazilian Mines during the third quarter of 2017 increased by 31.2% due to beginning of the PPQ operations. Cash operating cost per ounce sold1 was 4.7% lower due to an increase in sales volume.

Care-and-maintenance expenses

Care-and-maintenance expenses include:

	For the three months ended September 30, 2017	For the three months ended September 30, 2016	For the nine months ended September 30, 2017	For the nine months ended September 30, 2016

Aranzazu Mine	$665	$450	$1,778	$1,280
Brazilian projects	452	3,970	1,760	5,675
	$1,117	$4,420	$3,538	$6,955

The care-and-maintenance expense for other Brazilian projects, including Serrote and Rio Alegre, and the Aranzazu project, mainly represents costs with respect to maintaining adequate provisions for security (See Section 10, Transactions with Related Parties).

1. A cautionary note regarding non-GAAP measures is included in Section 16 of this MD&A	-11-

General and administrative costs

For the three months ended September 30, 2017 and 2016, general and administrative costs include:

	For the three months ended September 30, 2017	For the three months ended September 30, 2016	For the nine months ended September 30, 2017	For the nine months ended September 30, 2016

Salaries, wages and benefits	$804	$384	$2,755	$2,352
Professional and consulting fees	817	463	3,672	1,280
Legal provision and settlements	430	1,008	649	1,599
Insurance	66	114	246	166
Directors' fees	47	49	136	277
Occupancy cost	67	131	213	173
Share-based payment expense (note 10(d))	-	39	5	230
Other	1,199	91	1,559	1,059
	$3,430	$2,279	$9,235	$7,136

Professional and consulting fees increased significantly for the three months ended September 30, 2017 in comparison to the same period in 2016. The increase is mostly due to a non-recurring expense related to termination benefits obligation to the Company’s former President and Chief Executive Officer (See to Section 10, Transactions with Related Parties).

Other expenses for the three months ended September 30, 2017 and 2016 include regulatory and filing fees, travel expenses and information technology expenses.

Finance Costs

	For the three months ended September 30, 2017	For the three months ended September 30, 2016	For the nine months ended September 30, 2017	For the nine months ended September 30, 2016

Accretion expense	$465	$287	$917	$891
Interest expense on debts (note 9)	344	170	1,020	521
Finance cost on post-employment benefit	-	112	280	340
Other interest and finance costs	398	89	787	361
	$1,207	$658	$3,004	$2,113

The increase in interest expense on debts is related to the new debts from Auramet, Banco Atlantida and ABC Bank as well as the working capital facility payable to Yamana Gold Inc., as part of the acquisition of the EPP Project.

1. A cautionary note regarding non-GAAP measures is included in Section 16 of this MD&A	-12-

Other (losses) income

	For the three months ended September 30, 2017	For the three months ended September 30, 2016	For the nine months ended September 30, 2017	For the nine months ended September 30, 2016

Net loss on call options and fixed price contracts	$(803)	$(347)	$(1,995)	$(6,165)
Changes in fair value of gold loans (note 9(b))	-	(323)	(427)	(2,842)
Change in estimate of provision for mine closure and restoration	3,381	-	3,381	-
VAT and other taxes recoveries	5,805	-	5,805	-
Gain on disposal of assets	105	3	642	1,536
Foreign exchange (loss) gain	(4,165)	(954)	(3,696)	(915)
Other items	(113)	1,180	(7)	1,336
	$4,210	$(441)	$3,703	$(7,050)

During the three months ended September 30, 2017, other income increased mainly because a change in the estimate of the provision mine closure cost and restoration in Brazil plus VAT (value added taxes) recoveries in Honduras offset by foreign exchange losses.

6.	SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected unaudited interim consolidated financial information for the Company for each of the eight most recently completed quarters.

Fiscal quarter ended	September 30, 2017	June 30, 2017	March 31, 2017	December 31, 2016	September 30, 2016	June 30, 2016	March 31, 2016	December 31, 2015
Revenue	$39,828	$44,247	$34,902	$34,328	$40,016	$36,415	$35,451	$37,707
Working capital	11,970	5,332	9,110	6,459	(1,442)	(4,169)	(1,094)	(5,408)
Property, plant and equipment	102,689	100,673	102,203	102,758	86,565	87,801	75,031	78,428
Impairment charges(1)	-	-	-	-	-	-	-	(8,367)
Gain on acquisition of EPP Project	-	-	-	19,886	-	-	-	-
(Loss) Income for the period	4,594	4,242	(5,023)	20,353	734	(2,048)	(18)	(11,886)
(Loss) Income per share
Basic	$0.14	$0.13	$(0.15)	$0.62	$0.10	$(0.10)	$(0.01)	$(0.42)
Diluted	$0.14	$0.13	$(0.15)	$0.60	$0.10	$(0.10)	$(0.01)	$(0.42)

(1)	For the quarter ended December 31, 2015 impairment charge recorded is related to Serrote.

Refer to Section 7, Liquidity and Capital Resources, for changes in cash and cash equivalents. For further additional information on period to period variations, see Section 3, Review of Mining Operations and Development Projects and Section 5, Results of Operations.

7.	LIQUIDITY AND CAPITAL RESOURCES

During the nine months ended September 30, 2017, cash decreased from $10,713 at the beginning of the period to $10,484 at the end of the third quarter. Details are as follows:

1. A cautionary note regarding non-GAAP measures is included in Section 16 of this MD&A	-13-

	For the three months ended September 30, 2017	For the three months ended September 30, 2016
Cash flow generated by operating activities	$3,052	$5,834
Cash flow used by investing activities	(3,912)	(1,184)
Cash flow generated by financing activities	(4,484)	(1,701)
(Decrease) increase in cash and cash equivalents	$(5,344)	$2,949

The decrease in cash position, $229 during the nine months ended September 30, 2017, was made up of:

-	Cash flow from operating activities of $6,108 made up of - net profits of $3,813; items not affecting cash of $21,593 (see note 16(a) of the Financial Statements) offset by changes in working capital $11,820 (see note 16(b) of the Financial Statements) and changes in other assets and liabilities $7,568;
-	Cash used in investing activities of $7,415 related to purchases of property, plant and equipment; and
-	Cash flow from financing activities of $1,168 arising from new debts, net of repayments during the year.

8.	CONTRACTUAL OBLIGATIONS

For the three months September 30, 2017 and as at the date of this MD&A, the Company has not entered into any contractual obligations that are outside of the ordinary course of business.

9.	OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements as of September 30, 2017.

10.	TRANSACTIONS WITH RELATED PARTIES

On January 1, 2015, the Company entered into a consulting agreement for the provision of management services to the Company, including those of the President and Chief Executive Officer, with Acumen Capital, LLC (“Acumen”), a US based company which is controlled by Jim Bannantine, the Company’s former President and Chief Executive Officer. The consulting agreement was terminated on January 15, 2017. For the three months ended September 30, 2017, the Company paid consulting fees and termination benefits to Acumen of $124(2016: $180). As at September 30, 2017, the Company owed $850 (December 31, 2016: $64) to Acumen, mainly related to termination benefits.

In connection with Company’s due diligence conducted on the EPP Project and subsequent acquisition of the project, the Company investigated an area known as Rio Alegre, which was not originally included in the EPP Project that was acquired from Yamana, although the exploration rights over the area were included in the package of areas to be assigned to the Company under the EPP deal. It was the Company’s intention to acquire and maintain the licenses of Rio Alegre due to the close proximity to the EPP’s processing plant, subject to positive due diligence. The main exploration license for Rio Alegre was held in the name of Mineração Tarauacá Indústria e Comércio S.A. (“Tarauacá”), a company controlled by Paulo Brito, the Company’s non-executive Chairman and largest shareholder through his control and direction of Northwestern Enterprises Ltd. The main exploration license was assigned to the Company in August 2017. Also in August 2017 the Company obtained a special mining license for up to 1,000,000 (one million) tons of ore.  For the three and nine months ended September 30, 2017, the Company spent $236 and $576 (2016:$ Nil and $nil) maintaining the property which was primarily related to security.

1. A cautionary note regarding non-GAAP measures is included in Section 16 of this MD&A	-14-

11.	PROPOSED TRANSACTION

Other than as disclosed in this MD&A, the Company has not entered into a binding agreement for an asset or business acquisition or disposition.  Management is committed to further analyzing and where applicable, negotiating, one or more transactions to maximize the value of its assets and increasing shareholder value.

12.	CHANGES IN ACCOUNTING POLICIES

Unless otherwise noted, the following revised standards and amendments are effective for annual periods beginning on or after January 1, 2017, with earlier application permitted. The Company reviewed the new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact on the Company:

IFRS 16, Leases

On January 13, 2016, the IASB published a new Standard, IFRS 16, Leases (“IFRS 16”). The new standard brings most leases onto the balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting however remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 is effective for annual periods beginning on or after January 1, 2019. The Company is currently evaluating the impact of IFRS 16 on its consolidated financial statements. The Company will complete its assessment in 2018.

IFRS 15, Revenue from Contracts and Customers

IFRS 15, Revenue from Contracts and Customers (“IFRS 15”) was issued by the IASB on May 28, 2014, and will replace IAS 18, Revenue, IAS 11, Construction Contracts, and related interpretations on revenue. IFRS 15 sets out the requirements for recognizing revenue that apply to all contracts with customers, except for contracts that are within the scope of the standards on leases, insurance contracts and financial instruments. IFRS 15 uses a control based approach to recognize revenue which is a change from the risk and reward approach under the current standard. Companies can elect to use either a full or modified retrospective approach when adopting this standard and it is effective for annual periods beginning on or after January 1, 2018. The Company is assessing the impact of the standard on its consolidated financial statements and does not anticipate the Company’s consolidated financial statements to be significantly affected by IFRS 15. The Company will complete its assessment by year-end.

IFRS 9, Financial Instruments and IFRS 7, Financial Instruments: Disclosure

The final version of IFRS 9, Financial Instruments (“IFRS 9”), was issued by the IASB in July 2014 and will replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 introduces a model for classification and measurement, a single, forward-looking “expected loss” impairment model and a substantially reformed approach to hedge accounting. The new single, principle based approach for determining the classification of financial assets is driven by cash flow characteristics and the business model in which an asset is held. The new model also results in a single impairment model being applied to all financial instruments, which will require more timely recognition of expected credit losses. It also includes changes in respect of own credit risk in measuring liabilities elected to be measured at fair value, so that gains caused by the deterioration of an entity’s own credit risk on such liabilities are no longer recognized in profit and loss. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, however it is available for early adoption. In addition, the own credit risk changes can be early adopted in isolation without otherwise changing the accounting for the financial instruments.

IFRS 7 (Financial Instruments: Dislcosure) addresses the disclosure of financial assets and financial liabilities in the financial statements. IFRS 7 will be amended to require additional disclosures on transition from IAS 39 to IFRS 9, effective on adoption of IFRS 9.

1. A cautionary note regarding non-GAAP measures is included in Section 16 of this MD&A	-15-

The Company is assessing the impact of IFRS 7 and 9 on its consolidated financial statements and does not anticipate the Company’s consolidated financial statements to be significantly affected by IFRS 7 and 9. The Company will complete its assessment by year-end.

IFRS 2, Share-based Payment

In June 2016, the IASB issued amendments to IFRS 2 Share-based Payment (“IFRS 2”), covering the measurement of cash-settled share-based payments, classification of share-based payments settled net of tax withholdings, and accounting for a modification of a share-based payment from cash-settled to equity-settled. The new requirements could affect the classification and/or measurement of these arrangements, and potentially the timing and amount of expense recognized for new and outstanding awards. The amendments apply for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the impact of IFRS 12 on its consolidated financial statements.

13.	CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements requires management to make estimates and judgements and to form assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities. Management’s estimates and judgements are continually evaluated and are based on historical experience and other factors that management believes to be reasonable under the circumstances. Actual results may differ from these estimates.

The Company has identified the following critical accounting policies under which significant judgements, estimates and assumptions are made and where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the Company’s consolidated statements of financial position reported in future periods.

a)	Determination of Mineral Resources and Mineral Reserves

The Company determines mineral resources and reserves under the principles incorporated in the Canadian Institute of Mining, Metallurgy and Petroleum standards for mineral reserves and resources, known as the CIM Standards. The information is regularly compiled by Qualified Persons and reported under NI-43-101. Reserves and resources determined in this way are used in the calculation of depletion expense, assessment of impairment charges and the carrying values of assets, and for forecasting the timing of the payment of mine closure and restoration costs.

There are numerous uncertainties inherent in estimating mineral resources and reserves, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and resources and may, ultimately, result in reserves and resources being restated.

b)	Impairment of assets

In accordance with the Company’s accounting policy, each asset or CGU is evaluated at each reporting date to determine whether there are any indications of impairment. If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or cash generating unit (“CGU”) is measured at the higher of fair value less cost of disposal (“FVLCD”) or value in use (“VIU”).

The determination of FVLCD and VIU requires management to make estimates and assumptions about expected production and sales volumes, metals prices, reserves, operating costs, mine closure and restoration costs, future capital expenditures and appropriate discount rates for future cash flows. The estimates and assumptions are subject to risk and uncertainty, and as such there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in the consolidated statements of income (loss).

1. A cautionary note regarding non-GAAP measures is included in Section 16 of this MD&A	-16-

c)	Valuation of work-in-process inventory

Leach pad inventory is comprised of ore that has been extracted from the mine and placed on the heap leach pad for further processing. Costs are added to leach pad inventory based on current mining costs and are removed from leach pad inventory as gold ounces are recovered in the plant, based on the average cost per recoverable ounce on the heap leach pad. The quantity of recoverable gold in process is an engineering estimate which is based on the expected grade and recovery of gold from the ore placed on the leach pad. The nature of the leaching process inherently limits the ability to precisely monitor inventory levels. However, the estimate of recoverable gold placed on the leach pad is reconciled to actual gold production and the engineering estimates will be refined based on actual results over time. The ultimate recovery of gold from each heap leach pad will not be known until the leaching process is concluded.

Ore in stockpiles is comprised of ore extracted from the mine and available for further processing. Costs are added to ore in stockpiles at the current mining cost and are removed at the accumulated average cost per tonne.

d)	Deferral of stripping costs

In determining whether stripping costs incurred during the production phase of a mining property relate to mineral reserves and mineral resources that will be mined in a future period and therefore should be capitalized, the Company determines whether it is probable that the future economic benefit associated with the stripping activity will flow to the Company.

e)	Provisions for mine closure and restoration

The amounts recorded for mine closure and restoration obligations are based on estimates prepared by third party environmental specialists, if available, in the jurisdictions in which the Company operates or by environmental specialists within the Company. These estimates are based on remediation activities that are required by environmental laws, the expected timing of cash flows, and the pre-tax risk free interest rates on which the estimated cash flows have been discounted. These estimates also include an assumption on the rate at which the costs may inflate in future periods. Actual results could differ from these estimates. The estimates on which these fair values are calculated require extensive judgment about the nature, cost and timing of the work to be completed, and may change with future changes to costs, environmental laws and regulations and remediation practices.

14.	CORPORATE GOVERNANCE

The Company’s Board and its committees substantially follow the recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders. The current Board is comprised of five individuals, four of whom are neither executive officers nor employees of the Company and three of whom are unrelated in that they are independent of management. Mr. Barbosa is currently not considered independent due to his role as President & CEO of the Company. The Audit Committee is currently comprised of three directors who are independent of management.

The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual consolidated financial statements prior to their submission to the Board for approval. The Audit Committee meets with management quarterly to review the consolidated financial statements including the MD&A and to discuss other financial, operating and internal control matters. The Company also retains external auditors to audit its annual consolidated financial statements.

1. A cautionary note regarding non-GAAP measures is included in Section 16 of this MD&A	-17-

15.	DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company's management is responsible for designing and maintaining adequate internal controls over financial reporting (“ICFR”), under the supervision of the CEO and Vice President, Legal Affairs and Business Development, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements in accordance with IFRS. Management is also responsible for the design and effectiveness of disclosure controls and procedures (“DC&P”), under the supervision of the CEO and Vice President, Legal Affairs and Business Development, to provide reasonable assurance that material information related to the Company is made known to the Company’s certifying officers. Based on a review of the ICFR and DC&P as of December 31, 2016 and ongoing review and monitoring of these procedures, and as there were no changes in ICFR or DC&P in the three months ended March 31, 2017 which have materially affected or are reasonably likely to materially affect ICFR or DC&P, management of the Company believes its internal controls and procedures are appropriately designed and effective in providing reasonable assurance that financial information is recorded, processed, summarized and reported in a timely manner, and that material information relating to the Company is made known to them.

16.	NON-GAAP PERFORMANCE MEASURES

In this MD&A, the Company has included earnings before interest and tax (“EBIT”), earnings before interest, tax, depreciation and amortization (“EBITDA”), realized average gold price per ounce sold, gross, realized average gold price per ounce sold - net of local sales taxes, hedging and gold loan repayments, cash operating cost per ounce produced, cash operating costs per ounce sold and all-in costs per ounce sold which are non-GAAP performance measures. These non-GAAP measures do not have any standardized meaning within IFRS and therefore may not be comparable to similar measures presented by other companies. The Company believes that these measures provide investors with additional information which is useful in evaluating the Company’s performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Reconciliation from revenue to EBITDA:	For the three months ended September 30, 2017	For the three months ended September 30, 2016	For the nine months ended September 30, 2017	For the nine months ended September 30, 2016
Revenue	$39,828	$40,016	$118,977	$111,881
Cost of goods sold	(31,882)	(28,725)	(96,671)	(84,985)
Care-and-maintenance expenses	(1,117)	(4,420)	(3,538)	(6,955)
General and administrative expenses	(3,430)	(2,318)	(9,240)	(7,366)
Exploration expenses	(429)	(240)	(827)	(443)
EBIT	2,970	4,313	8,701	12,132
Depreciation and amortization	2,529	2,198	8,101	5,845
EBITDA	5,499	6,511	16,802	17,977
Non-cash and/or non-recurring
Gain on disposal of assets	105	3	642	1,536
Other items in other (losses) gains	(113)	1,180	(7)	1,336
Depreciation and amortization	(2,529)	(2,198)	(8,101)	(5,845)
Net loss on call options and fixed price contracts	(803)	(347)	(1,995)	(6,165)
Change in estimate of provision for mine closure and restoration	3,381	-	3,381	-
VAT and other taxes recoveries	5,805	-	5,805	-
Finance costs	(1,207)	(658)	(3,004)	(2,113)
Changes in fair value of gold loans	-	(323)	(427)	(2,842)
Foreign exchange (loss) gain	(4,165)	(954)	(3,696)	(915)
Share-based compensation	-	39	5	230
(Loss) income before taxes	5,973	3,253	9,405	3,199
Taxes	(1,379)	(2,519)	(5,592)	(4,532)
Net loss	$4,594	$734	$3,813	$(1,333)

1. A cautionary note regarding non-GAAP measures is included in Section 16 of this MD&A	-18-

Reconciliation from the condensed interim consolidated financial statements to cash operating costs per ounce of gold produced:

	For the three months ended September 30, 2017	For the three months ended September 30, 2016	For the nine months ended September 30, 2017	For the nine months ended September 30, 2016
Cost of goods sold	$31,882	$28,725	$96,671	$84,985
Depreciation	(2,529)	(2,198)	(8,101)	(5,845)
Cost of production	29,353	26,527	88,570	79,140
Change in inventory	2,060	(600)	242	1,070
Other adjustments	(571)	3,541	386	1,180
Total operating cost of gold produced	$30,842	$29,468	$89,198	$81,390
Ounces of gold produced	34,189	33,457	103,375	93,615
Cash operating costs per ounce produced	$902	$881	$863	$869

Reconciliation from the condensed interim consolidated financial statements to realized gold price per ounce sold:

	For the three months ended September 30, 2017	For the three months ended September 30, 2016	For the nine months ended September 30, 2017	For the nine months ended September 30, 2016
Revenue per consolidation	$39,828	$40,016	$118,977	$111,881
Local sales taxes	1,321	1,527	4,533	4,043
Processing fees	772	762	2,308	2,086
Realized loss from fixed price contracts	(491)	(1,198)	(2,024)	(2,952)
Realized loss from call options contracts	-	(238)	-	(3,188)
Net realized revenue	$41,430	$40,869	$123,794	$111,870
Ounces of gold sold	32,106	31,142	101,381	92,774

Realized average gold price per ounce sold [1]	$1,241	$1,285	$1,174	$1,206
Net realized average gold price per ounce sold [1]	$1,290	$1,312	$1,221	$1,206

1. A cautionary note regarding non-GAAP measures is included in Section 16 of this MD&A	-19-

Reconciliation from the condensed interim consolidated financial statements to cash operating costs per ounze sold and all-in costs per ounze sold:

	For the three months ended September 30, 2017	For the three months ended September 30, 2016	For the nine months ended September 30, 2017	For the nine months ended September 30, 2016
Cost of production	$29,353	$26,527	$88,570	$79,140
Care and maintenance	1,117	4,420	3,538	6,955
General & administration expenses	3,430	2,279	9,235	7,136
Capital expenditures	3,912	1,184	7,415	2,387
Accretion expense	465	287	917	891
Exploration expenses	429	240	827	443
Total all-in costs	$38,706	$34,937	$110,502	$96,952
Ounces of gold sold	32,106	31,142	101,381	92,774
Cash operating costs per ounce sold	$914	$852	$874	$853
All-in costs per ounce sold	$1,206	$1,122	$1,090	$1,045

17.	RISK FACTORS

The operations of the Company contain significant risk due to the nature of mining, exploration and development activities. For details of these risks, please refer to the risk factors set forth in the Company’s AIF which could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

18.	DISCLOSURE OF SHARE DATA

As at November 8, 2017, the Company had the following outstanding: 33,565,194 common shares, 713,900 stock options, 350,000 share purchase warrants, and 126,529 deferred share units. In May 2017 the shareholders approved a new option plan however no options have been issued under the new stock option plan.

19.	CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This MD&A, and the documents incorporated by reference, contain certain “forward-looking information” and “forward-looking statements”, as defined in applicable securities laws (collectively, “forward-looking statements”).  All statements other than statements of historical fact are forward-looking statements. Forward-looking statements relate to future events or future performance and reflect the Company’s current estimates, predictions, expectations or beliefs regarding future events and include, without limitation, statements with respect to: the economic viability of a project; strategic plans, including the Company’s plans with respect to San Andres, EPP, Aranzazu, Sao Francisco and Serrote; the amount of mineral reserves and mineral resources; the amount of future production over any period; the amount of waste tonnes mined; the amount of mining and haulage costs; cash costs; operating costs; strip ratios and mining rates; expected grades and ounces of metals and minerals; expected processing recoveries; expected time frames; prices of metals and minerals; mine life; and gold hedge programs.  Often, but not always, forward-looking statements may be identified by the use of words such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

1. A cautionary note regarding non-GAAP measures is included in Section 16 of this MD&A	-20-

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements in this MD&A are based upon, without limitation, the following estimates and assumptions: the presence of and continuity of metals at the Company’s projects at modeled grades; gold and copper price volatility; the capacities of various machinery and equipment; the availability of personnel, machinery and equipment at estimated prices; exchange rates; metals and minerals sales prices; appropriate discount rates; tax rates and royalty rates applicable to the mining operations; cash costs; anticipated mining losses and dilution; metals recovery rates, reasonable contingency requirements; our expected ability to develop adequate infrastructure and that the cost of doing so will be reasonable; our expected ability to develop our projects including financing such projects; and receipt of regulatory approvals on acceptable terms.

Known and unknown risks, uncertainties and other factors, many of which are beyond the Company’s ability to predict or control could cause actual results to differ materially from those contained in the forward-looking statements. Specific reference is made to the Company’s most recent AIF for a discussion of some of the factors underlying forward-looking statements, which include, without limitation, gold and copper or certain other commodity price volatility, changes in debt and equity markets, the uncertainties involved in interpreting geological data, increases in costs, environmental compliance and changes in environmental legislation and regulation, interest rate and exchange rate fluctuations, general economic conditions, political stability and other risks involved in the mineral exploration and development industry. Readers are cautioned that the foregoing list of factors is not exhaustive of the factors that may affect the forward-looking statements.

All forward-looking statements herein are qualified by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements whether as a result of new information or future events or otherwise, except as may be required by law. If the Company does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements.

1. A cautionary note regarding non-GAAP measures is included in Section 16 of this MD&A	-21-